HITHERLANE PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(738,544)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized loss on securities		969
Changes in operating assets and liabilities:		
Fee receivable		205,760
Payable to Kellner Management, LP		(9,913)
Accrued expenses and other liabilities		(189,908)
Net cash used in operating activities		(731,636)
Cash flows provided by financing activities		
Capital contributions		738,485
Net cash provided by financing activities		738,485
Net change in cash		6,849
Cash, beginning of year		758
Cash, end of year	$	7,607

See accompanying notes to financial statements.